

December 1, 2010

By facsimile to (678) 489-6614 and U.S. mail

Mr. Kenneth Rakestraw
President
Alternate Energy Solutions, Inc.
1061 Highway 92 N.
Fayetteville, GA 30214

Re: Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
        Amendment 2 to Current Report on Form 8-K dated July 27, 2010
        and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010
        Filed November 22, 2010
        File No. 0-53107

Dear Mr. Rakestraw:

    We reviewed the filings and have the comment below.

    Quarterly Report on Form 10-Q for Quarterly Period Ended September 30, 2010 10-Q

Item 4(T). Controls and Procedures, page 7

1. Please tell us, with a view toward disclosure, why your chief executive officer concluded that
    your disclosure controls and procedures were ineffective as of September 30, 2010 and what
    steps, if any, you have taken or are taking to ensure that your disclosure controls and
    procedures are effective in the current and subsequent periods.

Closing

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures that they have made.

    In responding to our comment, please provide a written statement from the company
acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions.

Very truly yours,

Pamela A. Long
Assistant Director